November 18, 2002

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated November 14, 2002, (Medium-Term Business Plan[Fiscal Years 2002-2005])
2. Press Release dated November 14, 2002, (Signing of the Agreement Concerning Hot Rolled Steel Sheet Supply, Further Strengthening of Collaboration and Cross Share Holding between Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.)
3. Press Release dated November 14, 2002,(Signing of the Agreement Concerning Cooperation in Hot Rolled Steel Sheet, Tie-up Arrangements, and Mutual Capital Subscriptions between Sumitomo Metal Industries and Kobe Steel)
4. Press Release dated November 14, 2002,(Establishment of Joint Study Committee among Nippon Steel Corporation, Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd.)
5. Press Release dated November 14, 2002,(Integration of the Stainless Steel Business of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.)

dlw 11/26

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

November 14, 2002
Sumitomo Metal Industries, Limited.

Medium-Term Business Plan (Fiscal Years 2002 - 2005)

On the basis of the Revolution & Rebirth plan formulated in April last year, we have worked hard to strengthen our corporate structure and improve earnings through a variety of measures, including cutting fixed costs by transferring employees and lowering the amount of borrowings outstanding by reducing assets. We expect to meet our initial targets of consolidated recurring profit of ¥40 billion and consolidated net income of ¥15 billion, and non-consolidated recurring profit of ¥23 billion and non-consolidated net income of ¥10 billion, for the current fiscal year. Subject to our generating distributable profits sufficient to pay a dividend, we expect to resume dividend payments in Fiscal Year 2002.

We also expect to be able to cut the balance of consolidated borrowings to around ¥1,460 billion as of the end of the current fiscal year, better than our initial target.

In order to further strengthen our management system, we developed this Medium-Term Business Plan (Fiscal Years 2002 - 2005) with the aim of establishing a solid business foundation by striving to raise the efficiency of our steel business and substantially improve our financial position.

I. Objectives of Medium-Term Business Plan

Worldwide demand for steel is expected to increase steadily in the future, particularly in China and other Asian countries. However, domestic steel demand is expected to diminish gradually over the medium to long-term as Japanese steel consumers shift production overseas.

Our business environment is changing rapidly as a result of global consolidation and reorganizations in steel consuming industries, consolidation among iron ore suppliers and so on.

Given this demand outlook and changing environment, we recognize the need to enhance product competitiveness, excel in customer satisfaction, and strengthen the foundation on which to build a highly profitable business.

To this end, the Medium-Term Business Plan aims to achieve the following targets:

(1) Restructure the steel business and enhance its competitiveness
(2) Strengthen our financial position (on a consolidated basis)
- Consolidated borrowings: ¥1 trillion or below
- ROA: 5% or higher
- Equity ratio: 20% or higher

With respect to each business area, we have already begun to generate stable revenue from our railway, automobile, and machinery parts businesses as well as our pipe and tube business.

As a part of the Medium-Term Business Plan, we intend to integrate our steel sheet and plate manufacturing facilities and create an organization capable of achieving world's best cost competitiveness.

Through these measures, we expect our steel business to be a business organization capable of generating high cash flow.

By concentrating group-wide resources into the steel business, we expect to improve asset efficiency and significantly reduce consolidated borrowings. Moreover, we aim to improve our financial position by increasing equity capital in the near-term.

II. Specific Measures

1. Restructure the steel business with the aim of enhancing its competitiveness

1) Seek to establish a world-class steel sheet business by setting up an efficient production system through the concentration of mass- produced steel sheets at Kashima Steel Works and having Wakayama Steel Works specialize in high-end steel sheets.

A. Plan to shut down the hot rolling mill and tandem cold rolling mill at Wakayama Steel Works at end-FY04 and concentrate mass production of steel sheets at Kashima Steel Works. With respect to hot rolled steel sheets, as Kashima Steel Works is unable to absorb the entire production load, we plan to contract Nippon Steel Corporation and Kobe Steel, Ltd. to supply substrates.

B. Seek to establish a highly-competitive position by establishing a fully integrated production system from upstream processes to finishing at Kashima Steel Works when bringing the new No. 1 blast furnace on line in mid-FY04.

C. Wakayama Steel Works will continue to manufacture high-end steel sheets using reverse cold rolling mill, continuous galvanizing lines, and electrical steel production lines.

2) Wakayama Steel Works to operate at full capacity for upstream processes

D. Operate Wakayama Steel Works at full capacity for upstream processes through a long-term stable supply of slabs to China Steel Corporation (CSC) (increase from approx. 600,000 tons per year in the current slab supply to 1.8 million tons per year).
For this purpose, start negotiations with China Steel Corporation (CSC) to make upstream processing a joint venture.

⇨ Completed restructuring of Wakayama Steel Works

3) Integration of stainless steel business

E. We plan to jointly establish a new company with Nippon Steel Corporation to merge the two companies' stainless steel operations (target date: October 2003).

4) We plan to engage in cooperative efforts with neighboring steel works of Nippon Steel Corporation in distribution and raw materials/machinery procurement

5) We plan to engage in cooperative efforts with Kobe Steel, Ltd. in distribution and raw materials/machinery procurement in the titanium business

Reciprocal investment with Nippon Steel and Kobe Steel

F. Mutual investment with Nippon Steel (approximately ¥5 billion) and Kobe Steel (approximately ¥3 billion) with a view to further strengthen our competitiveness in the global market while retaining independent sales and R&D activities.

G. Set up Three Company Tie-Up Study Committee among the three companies in order to increase the efficiency of each participant's business.

2. Reinforce financial structure

1) Reduce consolidated borrowings to ¥1 trillion or less

H. Concentrate management resources in the steel business (significantly narrow the focus of group business)
I. Sell off non-productive assets (real estate, marketable securities, etc.)

Through these measures, we aim to reduce consolidated borrowings by ¥660 billion from ¥1648.7 billion at end- FY01, and eventually

→ to ¥1 trillion or less by end-FY05.

2) Improve equity ratio

J. Ensure cashflow revenue. Target ROA: 5% or higher
K. Reduce assets
L. Improve our financial position in the near-term (plan to raise capital by around ¥50 billion through private placement)

Through these measures, we aim to increase equity ratio by approximately 11% from 11.3% at end-FY01, and

⇨ to around 22% by end-FY05.

III. Financial Targets of Medium-Term Business Plan

(Consolidated)

(100 million yen)

	FY2005	FY2004	(Reference) FY2001
Sales	10,000		13,496
Operating profit	940		400
ROA	5%		1.5%
Recurring profit	700		7
Total assets	18,500		24,334
Balance of debt	9,900	10,900	16,487
Equity	4,150	3,750	2,744
Equity ratio	22%	20%	11.3%
D/E ratio	2.4 times	3 times or less	6 times

(Based on the forecast:
Nationwide crude steel production: 95 million ton
115 yen/dollar)

(Non-consolidated)

(100 million yen)

	FY2005	FY2004	(Reference) FY2001
Sales	6,200		7,728
Operating profit	700		324
ROA	5.1%		1.8%
Recurring profit	500		10
Total assets	13,500		16,802
Balance of debt	6,900	7,600	11,233
Equity	4,320	4,100	3,153
Equity ratio	32%	29%	18.8%
D/E ratio	1.6 times	2 times or less	3.6 times

IV. Conclusion

On the basis of the Medium-Term Business Plan, we will make every effort to establish an efficient steel business and strengthen our financial position.

Moreover, along with our efforts to reinforce our business foundation, we will make efforts to meet the increasing demands of the energy and automobile production sectors, both of which are expected to continue to increase globally. Such efforts will include active promotion of global business development and technology alliances. Also, with respect to Japan, we will launch an IPP (Independent Power Producer) business in fiscal year 2007. Through these efforts, we aim to ensure our earning power and the further growth of the Sumitomo Metals Group.

We believe that these measures will help us respond to a rapidly changing business environment and develop a corporate structure that can ensure stable high profits. Through such corporate structure, we will endeavor to satisfy our shareholders, customers, suppliers, local community, employees, and other stakeholders.

For inquiries regarding this release, please contact Public Relations Group (03-4416-6115), Sumitomo Metal Industries, Ltd.

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

November 14, 2002

Signing of the Agreement Concerning Hot Rolled Steel Sheet Supply, Further Strengthening of Collaboration and Cross Share Holding between Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

Nippon Steel Corporation (Principal place of business: Chiyoda-ku, Tokyo, President: Akira CHIHAYA) ("Nippon Steel") and Sumitomo Metal Industries, Ltd. (Principal place of business: Chuo-ku, Osaka, President: Hiroshi SHIMOZUMA) ("Sumitomo Metals") agreed in February of this year to pursue collaboration to improve their respective competitiveness and, till now, have been discussing specific collaboration measures.

Sumitomo Metals has been conducting studies on the structural reform of the flat products manufacturing process of its Wakayama Works for the purpose of increasing the competitiveness of its steel business.

As a result, Sumitomo Metals has decided to cease the operation of the hot rolling mill and tandem cold rolling mill at Wakayama Works by the end of March 2005 and to concentrate the manufacturing of mass-produced flat products at Kashima Works, while concentrating the manufacturing of high-class flat products at the reversing cold rolling mill, CGL and electrical steel production line at Wakayama Works, all in an effort to achieve a more efficient flat products production.

Furthermore, in connection with the effective utilization of iron-making and steelmaking processes at Wakayama, Sumitomo Metals and China Steel Corporation ("CSC") have agreed that slab supplies to the CSC group be expanded from the present level of 600,000 tons a year to about 1.8 million tons by fiscal 2005 and that both companies start discussions about the operation of the iron-making and steelmaking processes at Wakayama as a joint venture.

Nippon Steel and Sumitomo Metals have agreed that Nippon Steel supply to Sumitomo Metals hot rolled steel sheet which becomes necessary resulting from the stoppage of the hot rolling mill at Wakayama. Kobe Steel, Ltd. will be also supplying part of the shortage.

At the same time, Nippon Steel and Sumitomo Metals will energetically accelerate the implementation of such collaboration measures as

(1) mutual cooperation for cost reduction between Kimitsu Works and Kashima Works, (2) mutual supply of iron, steel and downstream products during blast furnace refurbishment and in an emergency, and (3) mutual cooperation in the areas of raw materials, machinery and materials procurement and steel products transportation, which have been under study between both companies. Studies on tie-up measures among the two companies' respective affiliates will also be newly undertaken.

Further, for ensuring these collaboration measures, Nippon Steel and Sumitomo Metals have signed an agreement concerning cross share holding (about ¥5,000 million each).

The integration of the stainless steel business, which has been discussed by the two companies, is now scheduled for October 2003.

For more information, please contact:
Nippon Steel Corporation
Public Relations Center, Corporate Secretariat Div.
Tel 81-3-3275-5022
Sumitomo Metal Industries, Ltd.
Public Relations Group, PR & IR Div.
Tel 81-3-4416-6115

November 14, 2002

Signing of the Agreement Concerning Cooperation in Hot Rolled Steel Sheet, Tie-up Arrangements, and Mutual Capital Subscriptions between Sumitomo Metal Industries and Kobe Steel

Sumitomo Metal Industries, Ltd. (located in Chuo-ku, Osaka, president: Hiroshi SHIMOZUMA) ("Sumitomo Metals") and Kobe Steel, Ltd. (located in Chuo-ku, Kobe, president: Koshi MIZUKOSHI) ("Kobe Steel") have signed an agreement for Kobe Steel to cooperate in supplying hot rolled steel sheet and hot rolled titanium sheet to Sumitomo Metals, relative to the anticipated shortfall of the two products resulting from the stoppage of the hot rolling mill at Sumitomo Metals' Wakayama Works scheduled by the end of fiscal 2004.

At the same time, Sumitomo Metals and Kobe Steel have also agreed, with the formation of this cooperation relationship, that the mutual tie-up to strengthen the competitiveness of both parties would be implemented over a wide range of areas. The following are the agreed-upon items at this time.

Any new mutually agreeable items that arises in future discussions will be added.

1. Distribution of Steel Products
   Collaborate to effectively utilizate product distribution infrastructure, including transit bases, ships and trucks.

2. Procurement of Raw Materials, Supplies and Equipment
   Cooperate in the procurement of raw materials, supplies, and equipment and the mutual use of inventory storage.

3. Cooperation Between Affiliates of Both Companies
   Affiliates of Sumitomo Metals and Kobe Steel will cooperate in improving their operations in such areas as the effective utilization of production capacity and mutual cooperation based on geographical location.

4. Titanium Business
   In addition to the above-mentioned supply of titanium sheet, the two

companies will cooperate in achieving mutual efficiency and cost reduction with regard to raw materials procurement, production and distribution in the titanium business.

Further, for the implementation of these tie-up measures, Sumitomo Metals and Kobe Steel have agreed to mutual capital subscriptions (about ¥3,000 million each).

Please direct any inquiries about this matter to:

Sumitomo Metal Industries, Ltd.
Public Relations Group, PR & IR Div.
Tel 81-3-4416-6115

Kobe Steel, Ltd.
Communication Center
Tel 81-3-5739-6010

November 14, 2002

Establishment of Joint Study Committee among Nippon Steel Corporation, Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd.

Nippon Steel Corporation, Sumitomo Metal Industries, Ltd. and Kobe Steel, Ltd. have each signed bilateral agreements with the other two companies concerning bipartite collaboration measures and cross share holding. While each company will accelerate the collaboration measures under those agreements, the three companies have decided to set up Joint Study Committee among them to study items which would further improve business efficiency of each company than under those bilateral agreements.

The three companies will continue to compete against each other while studying and implementing the collaboration measures to enhance their respective competitiveness.

For more information, please contact:

Nippon Steel Corporation
Public Relations Center, Corporate Secretariat Div.
Tel 81-3-3275-5022

Sumitomo Metal Industries, Ltd.
Public Relations Group, PR & IR Div.
Tel 81-3-4416-6115

Kobe Steel, Ltd.
Communication Center
Tel 81-3-5739-6010

November 14, 2002

Integration of the Stainless Steel Business of Nippon Steel Corporation and Sumitomo Metal Industries, Ltd.

Nippon Steel Corporation (Principal place of business: Chiyoda-ku, Tokyo, President: Akira CHIHAYA) ("Nippon Steel") and Sumitomo Metal Industries, Ltd. (Principal place of business: Chuo-ku, Osaka, President: Hiroshi SHIMOZUMA) ("Sumitomo Metals") signed the letter of intent on June 13 of this year concerning the integration of their stainless steel business (including stainless flat steel, plate, bar and wire rod but excluding the business conducted by Sumitomo Metals (Naoetsu), Ltd. and Sumitomo Metals (Kokura), Ltd.), and their Business Integration Committee has since been studying and formulating a plan to structurally enhance the competitiveness of the stainless steel business.

As a result, considering the time needed for preparations to satisfy customer needs, the integration of the stainless steel business through the establishment of a new company (originally scheduled for April 2003) is now re-scheduled for October 2003. Nippon Steel and Sumitomo Metals intend to enter into a definitive agreement for the integration within this year if they reach an agreement on the detailed conditions of the integration which will be further discussed by the Business Integration Committee.

For more information, please contact:
Nippon Steel Corporation
Public Relations Center, Corporate Secretariat Div.
Tel 81-3-3275-5022
Sumitomo Metal Industries, Ltd.
Public Relations Group, PR & IR Div.
Tel 81-3-4416-6115